October 15, 2010
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel

Re:	Radient Pharmaceuticals Corporation
Amendment No. 5 to Schedule 14A Filed August 31, 2010
Form 10-K/A for the Year Ended December 31, 2009 Filed May 3, 2010
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
File No. 001-16695
Dear Ms. Riegel:
On behalf of our client, Radient Pharmaceuticals Corporation (the “Company”), we are filing Amendment No. 6 to the above-referenced Schedule 14A. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm. We are filing this Amendment to demonstrate that all previously noted disclosure in our response letters are included in the filing. In light of the Company’s situation to file the definitive Schedule 14A, and related filings, as soon as possible, since we do not have any new disclosure to include in the Schedule 14A, other than to disclose an increase in the waiver consideration payable to the lead investor of our 2010 financing, we decided to file this amendment now in an effort to clear the contents of this filing so that we can file the definitive 14A as soon as the above-referenced 10-K/A and 10-Q/A are cleared. We intend to file our responses to the letter from your offices dated October 7, 2010 early next week.
Additionally, although this Amendment 6 discloses that we will incorporate by reference our final 10-K/A for the year ending December 31, 2009 and our final 10-Q/A for the quarter ending June 30, 2010 (together, the “Periodic Reports”) into the proxy statement, we intend to attach the final and complete Periodic Reports to the end of the Definitive Proxy Statement once your offices clear the Periodic Reports for filing.

Finally, please note that this Amendment 6 still contains place holders for the exact number of shares to be issued for certain proposals and for number of shares outstanding and related percentages. Since those figures must be based upon the most recent practicable date, we are waiting to insert them until we file our definitive Schedule 14A.
Please do not hesitate to contact us with any additional concerns. Thank you for your attention to this matter.
Very truly yours,
LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law
cc: Mr. Douglas C. MacLellan

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